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SECURITIES AN
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06007561

ANNUAL

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2006
WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 65555

AB 4/1/06

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LinkBrokers Derivatives Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wooster Street 5th Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Wilks — 011-44-20-7663-4302
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

PROCESSED
JUN 12 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John D S Booth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LinkBrokers Derivatives Corporation as of December 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Director

Title

Notary Public

ANDREA S. LAMBERT
Notary Public, State of New York
No. 4839250
Qualified in Nassau County
Commission Expires Jan. 31, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINKBROKERS DERIVATIVES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives Corporation as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LinkBrokers Derivatives Corporation as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Schneider + Associates LLP
Jericho, New York
March 29, 2006

LINKBROKERS DERIVATIVES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$3,545,985
Deposit with clearing broker (Note 1)	102,875
Fees receivable	1,559,388
Employee advances (Note 5)	1,813
Deferred tax assets (Note 6)	424,158
Property and equipment, net (Note 2)	205,516
Prepaid and other	73,294
Total assets	$5,913,029

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses and other liabilities (Note 3)	$3,273,834
Due to parent (Note 5)	68,250
Deferred tax liability (Note 6)	39,632
Total liabilities	3,381,716
Liabilities subordinated to claims of general creditors (Note 4)	500,000
Commitment (Note 7)	
Stockholder's equity	
Common stock, $25 par value, 3,000 shares authorized, 905 shares issued and outstanding	22,625
Additional paid-in capital	882,375
Retained earnings	1,126,313
Total stockholder's equity	2,031,313
Total liabilities and stockholder's equity	$5,913,029

See accompanying notes to financial statements.

BUSINESS

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company acts as an agent primarily in equities and options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Company was incorporated in Delaware and is a wholly-owned subsidiary of The LinkAsset and Securities Co., Ltd. ("Parent"), a registered broker-dealer in the United Kingdom, authorized and regulated by the Financial Services Authority.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 5 years.

INCOME TAXES

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - DEPOSIT WITH CLEARING BROKER

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to clearing broker.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

NOTE 2 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of:

Office and equipment	$ 114,101
Furniture	48,273
Computer equipment	463,209
	625,583
Less: Accumulated depreciation	(420,067)
	$ 205,516

NOTE 3 - ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

Accrued compensation and payroll taxes	$2,070,951
Accounts payable - trade	387,994
Corporate taxes payable	740,659
Other accrued expenses	74,230
	$3,273,834

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Borrowings under subordinated loans from the Company's Parent amounted to $500,000 at December 31, 2005. These loans bear interest at 6.50% and mature on March 1, 2006 with respect to $200,000 and June 30, 2007 with respect to $300,000. The subordinated loans are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the

extent that such loans are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 7). For the year ended December 31, 2005, interest expense was $32,500, and the Company has interest payable to the Parent at December 31, 2005 of $68,250. The loan due in March 2006 was paid with interest at maturity.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company had advances and loans due from employees of $1,813 at December 31, 2005.

The Company shares administrative expenses with its Parent pursuant to a Management Agreement dated March 3, 2003. For the year ended December 31, 2005, the Parent allocated $1,007,871 to the Company for such administrative costs.

The Company had a payable due to the Parent of $68,250 at December 31, 2005 for accrued interest due on subordinated borrowings.

NOTE 6 - INCOME TAXES

The income tax provision consists of the following:

Currently payable:	
Federal	$ 739,719
State and local	368,375
	1,108,094
Deferred:	
Federal	(171,992)
State and local	(70,729)
	(242,721)
Income tax provision	$ 865,373

Deferred taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses. As of December 31, 2005, the components of the deferred tax assets and liability are as follows:

Deferred tax assets:	
Accrued expenses	$380,276
Intercompany charges	29,728
Reserves	14,155
Deferred tax assets	424,159
Deferred tax liability - property and equipment	(39,632)
Net deferred tax assets	$384,527

The effective tax rate for the year ended December 31, 2005 of 57% differs from the Federal statutory rate of 34% primarily as a result of permanent differences related to nondeductible meals and entertainment, state and local income taxes, and adjustments to prior year items.

NOTE 7 - COMMITMENT

The Company leases office space under a noncancelable lease agreement expiring through December 31, 2006. The lease agreement contains escalation provisions. Future minimum rental commitments for office space approximate $100,500.

NOTE 8 - REGULATORY NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $762,728 and a regulatory net capital requirement of $222,917. The Company's ratio of aggregate indebtedness to regulatory net capital was 4.38 to 1 at December 31, 2005.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FOR SEC RULE 15c3-3

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of LinkBrokers Derivatives Corporation ("Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this

responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider + Associates LLP

Jericho, New York
March 29, 2006